Vesper Corporation

3 Wilderness Trail

Friendswood, TX 77546

(281) 380-3854

October 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	VESPER Corp. Withdrawal of Form 1-A Filed November 27, 2019 File No 024-11122

Ladies and Gentlemen:

On behalf of Vesper Corporation, a Wyoming Corporation (the “Company”), we hereby request that the offering on Form 1-A (File No. 024-11122) as filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2019, and amended on March 3, 2020, be withdrawn, effective the date of this letter.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Amendment(s) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to James B. Parsons, Witherspoon Brajcich McPhee, PLLC, 10016 Edmonds Way, Suite C-325, Edmonds, WA 98020, or via email jparsons@pblaw.biz.

The Offering Statement has not been qualified, and no shares of the Company’s common stock have been sold under the Offering Statement.

If you have any questions or comments regarding this request or require any additional information, please do not hesitate to contact Witherspoon Brajcich McPhee, PLLC. at (425) 451-8036.

Sincerely,

/s/ Kristine Barton
Kristine Barton, President/CEO